SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO—T/A

Amendment No. 2

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AUDIBLE, INC.

(Name of Subject Company (Issuer))

AZBC HOLDINGS, INC.,

a wholly owned subsidiary of

AMAZON.COM, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05069A302

(CUSIP Number of Class of Securities)

Amazon.com, Inc.

1200 12th Avenue South

Suite 1200

Seattle, WA 98144-2734

Attention: General Counsel

(206) 266-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

William D. Regner, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$308,014,999.50	$12,104.99

*	Estimated for purposes of calculating the filing fee only. Determined by multiplying the offer price of $11.50 per share by the sum of (x) the 24,372,756 shares of common stock, par value $0.01 per share (the “Shares”), of Audible, Inc. issued and outstanding as of January 30, 2008, (y) the 2,026,824 Shares that are issuable on or prior to the expiration of this tender offer upon the exercise of all options to purchase Shares that are currently outstanding and exercisable and (z) the 384,333 Shares that are issuable on or prior to the expiration of this tender offer upon the exercise of all warrants to purchase Shares that are currently outstanding and exercisable.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$12,104.99
Form or Registration No.:	Schedule TO
Filing Party:	AZBC Holdings, Inc. and Amazon.com, Inc.
Date Filed:	February 11, 2008

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

☐  Check the appropriate boxes below to designate any transactions to which the statement relates.

☒  third-party tender offer subject to Rule 14d-1.

☐  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on February 11, 2008 on behalf of AZBC Holdings, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Amazon.com, Inc., a Delaware corporation (“Parent”), and Parent, as amended on March 13, 2008, relating to the offer by Purchaser to purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Audible, Inc., a Delaware corporation (the “Company”), at a price of $11.50 per Share, net to the seller in cash, without interest thereon (subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 11, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, as they may be supplemented or amended from time to time (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO.

The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is expressly incorporated herein by reference with respect to all of the items of this Schedule TO, except as otherwise set forth below.

Item 8 and Item 11.

Item 8 and Item 11 of the Schedule TO are hereby amended and supplemented by including the following:

On March 17, 2008, Parent issued a press release announcing that the subsequent offering period expired at 5:00 p.m., New York City time, on March 14, 2008. According to American Stock Transfer & Trust Company, the depositary for the Offer, as of such time, including those Shares tendered in the initial offering period, a total of approximately 21,487,967 Shares were validly tendered into the Offer, representing approximately 86.90% of the outstanding Shares. Purchaser has accepted for payment all Shares that were validly tendered in the Offer and the consideration for all such Shares will promptly be paid. The Shares acquired in the Offer, together with Shares previously owned by Purchaser, constitute 89.38% of Audible’s outstanding Shares.

On March 17, 2008, Purchaser exercised its right under the Agreement and Plan of Merger, dated as of January 30, 2008, by and among Parent, Purchaser and the Company, to purchase from the Company, at a price per Share of $11.50, the number of newly issued Shares necessary for Purchaser to own one Share more than 90% of the outstanding Shares.

On March 19, 2008, Parent issued a press release announcing that the acquisition of the Company was completed on March 18, 2008,

upon effectiveness of the merger of Purchaser with and into the Company with the Company as the surviving corporation (the “Merger”) under the short-form merger provisions of the Delaware General Corporation Law, without prior notice to, or any action by, any other Company stockholder. At the time the Merger became effective (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than any Shares held by stockholders who properly perfect appraisal rights under Delaware law and any Shares owned by the Company, Parent, Purchaser, any other wholly owned subsidiary of Parent or any wholly owned subsidiary of the Company, in each case immediately prior to the Effective Time) was canceled and automatically converted into the right to receive the same $11.50 in cash per Share, subject to any applicable withholding taxes, that was paid in the Offer. Following the Merger, the Company’s common stock ceased to be traded on the NASDAQ Global Market and the Company became a direct wholly owned subsidiary of Parent.

The full text of the press releases issued by Parent are filed as Exhibit (a)(1)(J) and Exhibit (a)(1)(K) hereto and are incorporated herein by reference.

Item 12.	Exhibits.

Item 12 is hereby amended and supplemented with the following information:

Exhibit (a)(1)(J)—Press Release issued by Parent, dated March 17, 2008

Exhibit (a)(1)(K)—Press Release issued by Parent, dated March 19, 2008

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2008

AZBC HOLDINGS, INC.

By:	/s/ Michelle Wilson
Name:	Michelle Wilson
Title:	Senior Vice President and Secretary

AMAZON.COM, INC.

By:	/s/ Michelle Wilson
Name:	Michelle Wilson
Title:	Senior Vice President, General Counsel and Secretary